April 6, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds
Suying Li
Raj Rajan
Hillary Daniels
Pamela Howell

Re:	SciVac Therapeutics Inc.
Amendment No. 5 to Registration Statement on Form F-4
Filed March 25, 2016
File No. 333-208761

Ladies and Gentlemen:

On behalf of SciVac Therapeutics Inc., a corporation organized under the laws of British Columbia, Canada (“SciVac” or the “Company”), the following response is to the comment letter, dated April 5, 2016 (the “Comment Letter”), concerning Amendment No. 5 (“Amendment No. 5”) to the above referenced filing (as amended from time to time, the “Registration Statement”) relating to the proposed transaction pursuant to which Seniccav Acquisition Corporation, a wholly owned subsidiary of SciVac, will merge with and into VBI Vaccines, Inc., a Delaware corporation (“VBI”), with VBI surviving the merger as a wholly owned subsidiary of SciVac.

Set forth below are SciVac’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Comment Letter. Concurrently with this response, SciVac is filing with the SEC Amendment No. 6 to the Registration Statement (the “Amended Registration Statement”), which incorporates the revisions to the Registration Statement described herein. To expedite your review, we have enclosed with this response letter a marked copy of Amendment No. 6, which shows all changes from Amendment No. 5, as filed with the SEC on March 25, 2016.

In this response letter, references to “we”, “our” and “us” refer to SciVac. Capitalized terms used but not defined in this response letter have the respective meanings ascribed to them in the Registration Statement. We have reproduced the text of the Staff’s comments in bold-face and in the order presented in the Comment Letter, followed by SciVac’s responses.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Unaudited Pro Forma Condensed Consolidated Statement of Financial Position, page 151

1.	Considering the total estimated fair value of intangible assets to be recognized as noted in adjustment 4(c) and included in your preliminary goodwill calculation under adjustment 4(d) is $ 65,100, it appears to us net pro forma adjustments to intangible asset presented here should be $ 51,946. In addition pro forma adjustments to share capital of $ 66,508 presented here is not consistent with the estimated fair value of VBI common stock of $ 66,153 presented in Note 3. Please revise or advise

SciVac’s Response:

In the Amended Registration Statement, the net pro forma adjustment to intangible assets is $51,946, and pro forma adjustment to share capital is $66,151.

Unaudited Pro Forma Condensed Consolidated Statement of Income, page 152

2.	We note you include adjustments 4(e) and 4(h) in the pro forma statement of income. It appears to us the impairment of DNASE intangible asset and merger transaction fees are not expected to have a continuing impact. Accordingly remove such adjustments from pro forma statement of income or demonstrate to us how these events and related charges are expected to have a continuing impact. Please see Rule 11-02(b)(6) of Regulation S-X for further guidance.

SciVac’s Response:

Adjustments 4(e) and 4(h) that had been included in the pro forma statement of income in Amendment No. 5 have been removed from the Amended Registration Statement.

If you or any other member of the Staff should have any further comments or questions regarding this response, please contact SciVac’s outside counsel, Robert L. Grossman, Esq. at (305) 579-0756 or Drew M. Altman, Esq. at (305) 579-0589, each of Greenberg Traurig, P.A.

Sincerely,

SciVac Therapeutics, Inc.

/s/ Curtis A. Lockshin
Curtis A. Lockshin, Chief Executive Officer

cc:	Robert L. Grossman
Drew M. Altman
Greenberg Traurig, P.A.